SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 16, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Resolutions Passed at the Fourteenth Meeting of

the Fifth Session of the Board of Directors

The Company and all of its Directors warrant the truthfulness, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

The directors were informed in respect of the fourteenth meeting of the fifth session of the board of directors (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) via facsimile and mail on 8 October 2006. The Meeting was held on 12 October 2006 at conference room No. 8 at the Company’s main building. Of the 12 directors entitled to attend the Meeting, nine of them attended the Meeting. Directors Mr. Lei Dianwu and Mr. Xiang Hanyin and Independent Non-executive Director Mr. Jiang Zhiquan were absent due to business engagement. Directors Mr. Lei Dianwu and Mr. Xiang Hanyin had appointed and authorized Mr. Rong Guangdao, Chairman, as their irrevocable voting proxies and Independent Non-executive Director Mr. Jiang Zhiquan had appointed and authorized Independent Non-executive Director Mr. Chen Xinyuan as his irrevocable voting proxy. Members of the Supervisory Committee and senior management of the Company attended the Meeting. The Meeting complied with the PRC Company Law and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1	The entrustment by the shareholders of non-circulating shares of the Company to deal with the share reform matters of the Company (including but not limited to formulating, amending and implementing the share reform proposal and submitting the same to the relevant competent authorities of the State for approval; convening the relevant A shareholders’ meeting(s) of the Company and considering and voting on the share reform proposal) was considered and approved. (with 12 voted in favor, 0 voted against, 0 abstention)

Resolution 2	The issue of a letter in the name of the board of directors in relation to the collection of proxies pursuant to the relevant stipulations of the share reform proposal in order to collect votes on the share reform proposal from the shareholders of the tradable A shares of the Company was considered and approved. (with 12 voted in favor, 0 voted against, 0 abstention)

Resolution 3	The authorization upon the Chairman or a person authorized by him to sign the necessary documents and take necessary actions to implement the objectives of the resolutions referred to hereinabove (including but not limited to the discussions between the shareholders of non-tradable shares and the shareholders of tradable shares; formulating, amending, reporting and announcing the explanatory memorandum on the share reform) was considered and approved. (with 12 voted in favor, 0 voted against, 0 abstention)

Resolution 4	The convening of the relevant A shareholders’ meeting of the Company on 8 November 2006 and the issue of the notice of the relevant A shareholders’ meeting on the same date of this announcement were considered and approved. (with 12 voted in favor, 0 voted against, 0 abstention)

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 12 October 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Share Reform Announcement

(Overseas Regulatory Announcement)

On behalf of the Holders of Non-circulating Shares, the Company announces a share reform proposal offered by the Holders of Non-circulating Shares to circulating A Shares Shareholders in exchange for their consent to the conversion of the Company’s Non-circulating Shares to circulating A Shares. The Holders of Non-circulating Shares propose to offer 3.2 shares to each holder of A Shares for every 10 A Shares they hold on the Record Date for the Implementation of the Proposal. The Holders of Non-circulating Shares have no plan to propose similar arrangement to the holders of H shares of the Company.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The Board of Sinopec Shanghai Petrochemical Company Limited (the “Company”) announces that, as requested and authorised by the holders of the non-circulating shares of the Company (the “Holders of Non-circulating Shares”), a notice was issued on the date of this announcement to the holders of the Company’s RMB-denominated ordinary shares issued within the territory of the People’s Republic of China (the “PRC”) to convene a shareholders’ meeting (the “Domestic Shareholders’ Meeting”) for the purpose of seeking shareholders’ approval on the proposal for converting all the Company’s unlisted and non-circulating shares (“Non-circulating Shares”) to listed and circulating A shares (“Circulating A Shares”) (the “Share Reform Proposal” or the “Proposal”). The Holders of Non-circulating Shares have no plan to propose similar arrangement to the holders of H shares of the Company.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The following is a summary of the Share Reform Proposal. The Share Reform Proposal and other relevant documents required under the rules of the Shanghai Stock Exchange (“SSE”) are posted on the website of the SSE at www.sse.com.cn.

I. IMPORTANT NOTES

1.	The Non-circulating Shares of the Company include State-owned legal person shares. The portion relating to the state-owned legal person shares in the current Share Reform Proposal is subject to approvals by the relevant state-owned assets supervision and administration authorities.

2.	As the Share Reform Proposal aims at resolving the issue regarding the interest balance among the Company’s shareholders in the A Shares market, the Share Reform Proposal will be determined by the Company’s shareholders in the A Shares market accordingly.

3.	The Share Reform Proposal shall only become effective upon the approval by at least two-thirds of the voting rights held by the shareholders who attend in the Domestic Shareholders’ Meeting and the approval by at least two-thirds of the voting rights held by Circulating A Shares Shareholders who attend in the Domestic Shareholders’ Meeting.

4.	The Company has obtained the Approval Certificate of a Foreign Investment Enterprise. The Proposal will involve matters concerning examination and approval of management by foreign investors. The Proposal is subject to the approval by MOFCOM before implementation.

5.	The assets, liabilities, shareholders’ interests, total share capital and net profits of the Company will not be changed as a result of the implementation of the Share Reform Proposal.

6.	All the costs and expenses in connection with the Share Reform Proposal shall be borne by Sinopec Corp.

Any decisions made or opinions given by the CSRC and any stock exchanges do not represent any recommendation or assurance to the implementation of the Share Reform Proposal, the value of the shares of the Company or the interests of and judgement made by the investors. Any announcements to the contrary shall all be false representations.

II. SHARE REFORM PROPOSAL

(1)	Introduction of the Share Reform Proposal

Pursuant to the underlying spirit stipulated in Several Opinion Concerning Promotion of the Reform and Opening Up as well as the Stable Development of the Equity Capital Market issued by the State Council (Guo Fa [2004] No.3), the Guiding Opinion Concerning the Share Reform of Listed Companies jointly published by CSRC, SASAC, Ministry of Finance, People’s Bank of China and MOFCOM, the Measures on Administration of Share Reform of Listed Companies promulgated by CSRC (Zheng Jian Fa [2005] No. 86), the Operational Guidelines for Conducting Share Reform by Listed Companies jointly promulgated by SSE, Shenzhen Stock Exchange and SD&C and the Notice Concerning Questions of the Administration of State-Owned Shares During the Course of the Share Reform of Listed Companies issued by SASAC (Guo Zi Fa Chan Quan [2005] No. 246) as well as other documents, the Board of the Company was entrusted by its controlling shareholder, Sinopec Corp., to furnish the following Share Reform Proposal prepared in accordance with the principles of “openness, fairness and justice”, simple and operational friendly as well as maintenance of a stable market:

1.	Form of, Number of Shares Involved in and the Consideration

Consideration payable by Non-circulating Shareholders to Circulating A Shares Shareholders for the purpose of acquiring the trading right in respect of Non-circulating Shares shall be as follows: the controlling shareholder of the Company, i.e. Sinopec Corp., shall pay 3.2 shares to each Circulating A Shares Shareholder whose name appear on the registry of SD&C on the Record Date for the Implementation of the Proposal for every 10 A Shares they hold on the same day and the total consideration shall amount to 230,400,000 shares. Under the Share Reform Proposal, Holders of Legal Person Shares of the Company shall not participate in and pay, or shall be paid with, the Consideration.

2.	Payment of the Consideration

Based on the shareholding structure of the Company as of the date of this Announcement, status relating to the payment of the Consideration shall be specifically as follows:

No.	Names of shareholder	Before the payment of the Consideration		Number of shares involved in the Consideration		After the payment of the Consideration
		No. of shares (in 10,000)	As a % to(1)	No. of shares (in 10,000)	As a % to(1)	No. of shares (in 10,000)	As a % to(1)
1	China Petroleum & Chemical Corporation	400,000	55.56%	23,040	3.20%	376,960	52.36%
2	Shanghai Kangli Industrial and Trading Co., Ltd. and other Holders of Legal Person Shares	15,000	2.08%	0	0	15,000	2.08%

Note 1: This is represented as a percentage to the total share capital.

3.	Expected Timetable for Restricted Shares to Become Listed and Tradable Shares

The timing and terms for the Company’s restricted Circulating A Shares to become publicly tradable shares shall be as follows:

No.	Names of Shareholder	As a % to the total share capital	Total no. of restricted shares (in 10,000)	Timing for the shares to become listed and tradable(1)
1	China Petroleum & Chemical Corporation	5%	36,000	G+12 months
		5%	36,000	G+24 months
		42.36%	304,960	G+36 months
2	Shanghai Kangli Industrial and Trading Co., Ltd. and other Holders of the Offer Legal Person Shares	2.08%	15,000	G+12 months

Note 1: “G” means the first trading day after the implementation of the share reform proposal.

4. Changes in the Shareholding Structure After Implementation of the Proposal

Based on the shareholding structure of the Company as of the date of this Announcement, the shareholding structure of the Company before and after the share reform shall be as follows:

Pre-implementation of the Proposal			Post-implementation of the Proposal
Types of shares	No. of shares (in 10,000)	To the total share capital (%)	Types of shares	No. of shares (in 10,000)	To the total share capital (%)
1. Unlisted and Non-circulating Shares			1. Restricted Circulating A Shares
State-owned legal person shares	400,000	55.56%	State-owned legal person shares	376,960	52.36%
Social legal person shares	15,000	2.08%	Social legal person shares	15,000	2.08%
Total no. of unlisted and Non- circulating Shares	415,000	57.64%	Total no. of restricted Circulating A Shares	391,960	54.44%
2. Listed and circulating shares			2. Unrestricted Circulating A Shares
A shares	72,000	10.00%	A shares	95,040	13.20%
H shares	233,000	32.36%	H shares	233,000	32.36%
Total no. of listed and circulating shares	305,000	42.36%	Total no. of unrestricted Circulating A Shares	328,040	45.56%
3. No. of shares in total	720,000	100.00%	3. No. of shares in total	720,000	100.00%

(2) Analysis and Opinion of the Sponsor in respect of the Consideration to be Paid for the Current Reform

1.	Prevailing Consideration Available in the Market

Based on the statistics from Tianxiang Investment Consultancy Co., Ltd., as at the end of August 2006, the consideration paid in form of bonus shares by companies with Circulating A Shares that had their share reform completed is on average 3.1 shares for every 10 shares.

As at 30 September 2006, among those companies that have their share reform completed by paying consideration in form of bonus shares, the top ten companies, by market capitalization, paid an average consideration of 2.51 shares for every 10 shares.

2.	Determination of the Current Share Reform Proposal

Being one of the blue chips with considerable market capitalization in China, when taking into account of the average consideration paid by the large-scale blue chip companies, the Company has also made reference to the overall average consideration paid by companies that had completed the share reform before making an ultimate determination that all Circulating A Shares Shareholders will receive from Sinopec Corp. 3.2 shares for every 10 shares in their possession under the Share Reform Proposal.

3.	Analysis on the Value of the Consideration

The sponsor is of the opinion that:

(1)	If the Proposal is adopted at the Domestic Shareholders’ Meeting, and on the condition that the Circulating A Shares Shareholders whose name appear on the registry of SD&C on the Record Date for the Implementation of the Proposal are not required to pay, whether in cash or otherwise, for the Consideration, the number of Circulating A Shares shall be increased by 32%.

(2)	After the implementation of the Proposal, the Consideration effectively received by Circulating A Shares Shareholders is reasonable and the interests of such shareholders will be protected.

(3)	The fundamentals of the Company together with both the current and long-term interests of all shareholders of the Company have been taken into account of when determining the Consideration for the Proposal. Such Consideration is beneficial to facilitate the development of the Company and to maintain the market stability and can fully protect the interests of the Circulating A Share Shareholders before and after the share reform.

III.	UNDERTAKINGS OF THE HOLDERS OF NON-CIRCULATING SHARES AND WARRANTIES RELATING TO THE FULFILMENT OF THE UNDERTAKEN OBLIGATIONS

(1)	Undertakings

All Holders of Non-circulating Shares of the Company will observe the laws, rules and regulations and will fulfil their respective legal obligations under the undertakings.

(2)	Warranties relating to the Fulfilment of the Obligations under the Undertakings

For shares with trading rights held by Holders of Non-Circulating of the Company, the Board will complete SD&C formalities in relation to lock-up during the statutory lock-up period. Within the lock-up period, such portion of shares may not be listed or traded on the SSE.

(3)	Statement of the Undertaking Party

Sinopec Corp. will fulfil its undertaking faithfully and honestly and assume the corresponding legal liability. Unless the transferee of the Consideration shares agrees and is capable to assume the liability under the undertakings, Sinopec Corp. will not transfer the shares in possession during the lock-up period under the undertakings.

IV.	DESCRIPTION ON WHETHER OR NOT SHARES OF THE COMPANY HELD BY HOLDERS OF NON-CIRCULATING SHARES ARE SUBJECT TO ANY TITLE DISPUTE OR HAVE BEEN PLEDGED OR FROZEN

As of the date of execution of this Announcement, none of the shares of the Company held by Sinopec Corp., i.e. the Holder of Non-Circulating Shares which proposes the motion of carrying out the Share Reform Proposal, are subject to any dispute relating to the title thereof, have been pledged or frozen, or are restricted by any other rights.

V.	Potential Risks Exposed During the Course of the Share Reform and the Solutions

(1)	Unable to timely obtain the approval from SASAC

Shares of the Company held by Holders of Non-circulating Shares of the Company consist of the State-owned legal person shares. Pursuant to the relevant laws and regulations of the State, if the implementation of the Share Reform Proposal results in a change in the shareholding held by the State, the approval of SASAC is required before convening the Domestic Shareholders’ Meeting. It is likely that such approval fails to be obtained in a timely fashion.

Solution: The Board of the Company will use its best endeavours to assist the Holders of Non-circulating Shares to obtain the approval from SASAC. If no approval is given by SASAC prior to the commencement of the online voting for the Domestic Shareholders’ Meeting, the Company will postpone the Domestic Shareholders’ Meeting in accordance with the relevant provisions. If it is ultimately unable to obtain SASAC’s approval, the implementation of the Share Reform Proposal will not be carried out.

(2)	Unable to obtain approval at the Domestic Shareholders’ Meeting

The Share Reform Proposal shall only become effective upon the approval by at least two-thirds of the voting rights held by the shareholders who attend in the Domestic Shareholders’ Meeting and the approval by at least two-thirds of the voting rights held by Circulating A Shares Shareholders who attend in the Domestic Shareholders’ Meeting. It is likely that such resolution fails to be adopted at the Domestic Shareholders’ Meeting in a timely fashion.

Solution: With the assistance of the sponsor, the Company shall have sufficient discussion and consultation with the Circulating A Shares Shareholders by means of holding investors forums, online roadshow, paying visits to the institutional investors and via other measures. At the same time, the Company shall also set up a hotline number, fax number and email address so as to solicit opinion from holders of circulating shares on an extensive scale and to further perfect the share reform proposal concurrently so that the Share Reform Proposal is generally recognized by Circulating A Shares Shareholders.

(3)	Fluctuation in the share price of the Company

Due to uncertainty involved in the share price movement, the share reform is likely to trigger fluctuation on the share price affecting the interests of the Circulating A Shares Shareholders of the Company.

Solution: The Company shall cause the Holders of Non-circulating Shares to fulfil their undertakings as well as to timely perform their obligations in respect of disclosure of information so as to protect, to the fullest extent as possible, the interests of the Circulating A Shares Shareholders. Concurrently, the investors are advised that although the Proposal is beneficial to the ongoing development of the Company, the implementation of such Proposal may not necessarily bring immediate growth to both the earnings and investment values of the Company. Investors should be aware of the risks involved in the investment and shall make rational investment decision based on the information disclosed by the Company.

(4)	Unable to timely obtain approval from MOFCOM given in respect of the Proposal

The Company has obtained the Approval Certificate of a Foreign Investment Enterprise. Since the Proposal involves matters concerning the examination and approval of management by foreign investors, the approval from MOFCOM to any change to the existing status is required before the implementation of the Proposal. It is likely that such approval fails to be obtained from MOFCOM in a timely fashion.

The Share Reform Proposal of the Company is in compliance with the Company Law, the Securities Law, Several Opinion Concerning Promoting the Reform and Opening Up as well as the Stable Development of the Equity Capital Market, the Guiding Opinion Concerning the Share Reform of Listed Companies and other relevant laws, regulations and rules of the State, and is under the support of the State’s policies. Once the Proposal is adopted by the Board upon consideration, prior discussion in respect of the relevant matters will be commenced with the authority in charge of foreign investment so as to create favourable conditions for obtaining the approval from MOFCOM given in respect of the Proposal and the change in shareholding.

VI.	INTERMEDIARIES RETAINED BY THE COMPANY

(1)	Concluding Opinion of the Sponsor

To the extent that the relevant information and materials provided by the Company and its Holders of Non-circulating Shares are true, accurate and complete, the sponsor is of the opinion that the implementation of the Share Reform Proposal is in compliance with the Several Opinion Concerning Promoting the Reform and Opening as well as the Stable Development of the Equity Capital Market issued by the State Council, the Guiding Opinion Concerning the Share Reform of Listed Companies jointly published by CSRC, SASAC, Ministry of Finance, People’s Bank of China and MOFCOM, Measures on Administration of Share Reform of Listed Companies promulgated by CSRC (Zheng Jian Fa [2005] No. 86) together with other relevant laws and regulations and follows the principles of openness, fair, justice, good faith and voluntariness, and that the Consideration payable by the Holders of Non-circulating Shares to Circulating A Shares Shareholders for acquiring the trading right of such shares is reasonable. Due to the reasons set forth above, the sponsor is willing to recommend the Company to carry out the share reform.

(2)	Concluding Opinion of the Legal Adviser

The Legal Adviser is of the opinion that both the Company and Sinopec Corp. are qualified to formulate and implement the Proposal. Nothing contained in the Share Reform Proposal shall be construed as in violation of the mandatory provisions of the relevant laws and regulations. The Share Reform Proposal may be implemented in accordance with the law after adoption at the Domestic Shareholders’ Meeting and upon completion of other relevant approval procedures.

DEFINITIONS

Unless otherwise provided, the terms set out below shall have the following meanings in this Announcement:

“Board”	the board of directors of Sinopec Shanghai Petrochemical Company Limited

“Circulating A Shares”	the circulating A shares issued by the Company and listed and traded on the SSE

“Circulating A Shares Shareholders”	Shareholders of Circulating A Shares of the Company

“Company”	Sinopec Shanghai Petrochemical Company Limited

“Company Law”	The Company Law of the People’s Republic of China

“Consideration”	a negotiated arrangement for the purpose of interest balance among the Holders of Non-circulating Shares and Circulating A Shares Shareholders to eliminate any system difference in share transfer between the non-circulating shares and circulating shares in A Shares market

“CSRC”	China Securities Regulatory Commission

“Domestic Shareholders’ Meeting”	the shareholders’ meeting for the A Shares Shareholders convened by the Company for the purpose of considering the Proposal

“Holders of Legal Person Shares”	shareholders and their respective successors of the legal person shares which were offered during the initial public offering of the Company

“Holders of Non-circulating Shares”	shareholders whose shares have not been publicly traded at the Shanghai Stock Exchange prior to the implementation of this Proposal

“Legal Adviser”	Haiwen & Partners

“MOFCOM”	Ministry of Commerce of the People’s Republic of China

“Record Date for the Implementation of the Proposal”	The shareholding record date for the share reform proposal, on which all Circulating A Shares Shareholders whose names appear on the registry of SD&C shall have the right to receive Consideration paid by the Holders of Non-circulating Shares and the specific date thereof shall be arranged and determined in accordance with the timing agreed upon between SSE and SD&C

“Record Date of Shareholder’s Meeting”	30 October 2006, the date on which the Holders of Non-circulating Shares and Circulating A Shares Shareholders whose names appear on the registry of SD&C on the even day after the close of the market shall have the right to attend the Domestic Shareholders’ Meeting convened in respect of the Proposal of the Company and to exercise their voting right thereat

“RMB”	Renminbi, unless otherwise specified

“SASAC”	the State-Owned Assets Supervision and Administration Commission of the State Council

“SD&C”	Shanghai Branch of China Securities Depository and Clearing Corporation Limited

“Securities Law”	The Securities Law of the People’s Republic of China

“Share Reform Proposal, this Proposal or the Proposal”	the share reform proposal of the Company

“Sinopec Corp.”	China Petroleum & Chemical Corporation

“Sponsor or CITIC Securities”	CITIC Securities Co,. Ltd.

“SSE”	Shanghai Stock Exchange

By Order of the Board Zhang Jingming Company Secretary

Shanghai, PRC, 12 October 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.